SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 11, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

1Q15 Earnings Release

Banco Macro Announces Results for the First Quarter of 2015

Buenos Aires, Argentina, May 11, 2015 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2015 (“1Q15”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.1 billion in 1Q15. This result was 94% higher than the Ps.575 million reported in the fourth quarter of 2014 (“4Q14”) and 6% lower than the Ps.1.2 billion posted in the first quarter of 2014 (“1Q14”). In 1Q15, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 36.6% and 5.9%, respectively.

• In 1Q15, Banco Macro’s financing to the private sector grew 9% or Ps.3.8 billion quarter over quarter (“QoQ”) totaling Ps.48.1 billion. Among commercial loans, overdrafts and pledge loans (mainly productive investments loans with pledge guarantee according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516, “A” 5600 and “A” 5681 and it´s corresponding modifications of BCRA), grew 67% and 4% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 7% and 6% QoQ, respectively.

• In 1Q15, Banco Macro’s total deposits grew 7% QoQ, totaling Ps.58.4 billion and representing 85% of the Bank’s total liabilities. Private sector deposits grew 8% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.6.2 billion (23.6% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 39.5% of its total deposits in 1Q15.

• In 1Q15, the Bank’s non-performing to total financing ratio was 1.92% and the coverage ratio reached 131.94%.

1Q15 Earnings Release Conference Call		IR Contacts in Buenos Aires:

Tuesday, May 12, 2015		Jorge Scarinci
Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time		Finance & IR Manager

Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		Ines Lanusse
Investor Relations Officer
To participate, please dial:
Argentine Participants: (0800) 444 2930	Webcast Replay: click here	Phone: (54 11) 5222 6682
U.S. Participants: +1 (877) 317 6776		E-mail: investorelations@macro.com.ar
Participants from outside the U.S.:	Available from 5/12/2015 through 5/26/2015
+1 (412) 317 6776		Visit our website at: www.ri-macro.com.ar

Conference ID: Banco Macro
Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

1Q15 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q15 Earnings Release

Results

Earnings per outstanding share were Ps.1.91 in 1Q15, 94% higher than 4Q14´s level and 6% lower than in 1Q14.

EARNINGS PER SHARE	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Net income (M $)	1,186.3	732.6	985.5	575.0	1,114.2
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5
Average shares in portfolio (M)	10.0	10.0	10.0	8.4	0.0
Average shares issued (M)	594.5	594.5	594.5	592.9	584.5
Book value per issued share ($)	16.51	16.71	18.36	19.38	21.57
Earnings per outstanding share ($)	2.03	1.25	1.69	0.98	1.91

Book value per issued ADS (USD)	20.61	20.54	21.69	22.66	24.45
Earning per outstanding ADS (USD)	2.53	1.54	1.99	1.15	2.16

Banco Macro’s 1Q15 net income of Ps.1.1 billion was 94% or Ps.539.2 million higher than the previous quarter and 6% or Ps.72.1 million lower year over year (“YoY”). In 1Q15, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 36.6% and 5.9%, respectively.

Had FX result been excluded, the bank´s net income would have been Ps.1.0 billion in 1Q15 and Ps.507.4 million in 1Q14.

The operating result for 1Q15 was Ps.1.9 billion increasing 99% or Ps.932.1 million in comparison with 4Q14 and rising 1% or Ps.11.3 million YoY. Had income from government and private securities and guaranteed loans (including CER) been excluded, such growth would have been 37% or Ps.202.3 million higher QoQ.

In addition, had FX results been excluded, the bank´s operating result growth would have grown 97% QoQ and 52% YoY.

It is important to emphasize that this result was obtained with the leverage of 6.5x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Net financial income	2,463.4	1,722.2	2,121.8	1,792.7	2,694.7
Provision for loan losses	-131.3	-167.7	-151.5	-214.4	-201.7
Net fee income	754.3	828.0	927.6	930.2	968.9
	3,086.4	2,382.5	2,897.9	2,508.5	3,461.9
Administrative expenses	-1,222.6	-1,314.2	-1,396.6	-1,565.5	-1,586.8
Operating result	1,863.8	1,068.3	1,501.3	943.0	1,875.1
Minority interest in subsidiaries	-6.8	-5.3	-5.9	-5.5	-7.7
Net other income	21.7	59.2	54.9	-47.0	-81.5
Net income before income tax	1,878.7	1,122.1	1,550.3	890.6	1,785.9
Income tax	-692.4	-389.4	-564.8	-315.6	-671.7
NET INCOME	1,186.3	732.7	985.5	575.0	1,114.2

The Bank’s 1Q15 financial income totaled Ps.4.6 billion, increasing 29% (Ps.1.0 billion) compared to the previous quarter and 17% (Ps.652.1 million) compared to 1Q14.

3

1Q15 Earnings Release

Interest on loans represented 73% of total financial income in 1Q15. Interest on loans was 8% or Ps.245.6 million higher than 4Q14’s level due to higher average volume of the loan portfolio. On an annual basis, interest on loans grew 24% or Ps.638.5 million.

In 1Q15, net income from government and private securities increased 195% or Ps.730.5 million QoQ mainly due to higher income from private securities, due to the increase in the market price of the bank´s equity portfolio in which the bank had invested in the previous quarters. On an annual basis, net income from government and private securities increased Ps.834.4 million.

Also in this quarter, a decrease of 4% in income from Guaranteed Loans and in CER Adjustment was observed, mainly due to the evolution of CER. On an annual basis, income from Guaranteed Loans and in CER Adjustment also decreased 71% or Ps.40.8 million.

Income from differences in quoted prices of gold and foreign currency increased 146% or Ps.46.1 million QoQ due to the revaluation of government securities denominated in US dollars and higher FX position revaluation caused by the gradual depreciation of the Argentine Peso. On an annual basis, a decrease of 89% or Ps.601.2 million was experienced.

Other financial income increased 12% or Ps.4.4 million compared to 4Q14 higher premiums on reverse repurchase agreements. On an annual basis, a decrease of 81% or Ps.178.8 million was experienced.

FINANCIAL INCOME	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Interest on cash and due from banks	0.1	0.0	0.0	0.0	0.0
Interest on loans to the financial sector	13.2	28.5	10.0	12.6	20.0
Interest on overdrafts	351.7	352.2	340.9	293.4	350.2
Interest on documents	248.0	244.0	216.2	252.2	248.9
Interest on mortgages loans	115.7	123.5	120.3	123.6	120.6
Interest on pledges loans	62.2	64.5	67.8	79.8	83.6
Interest on credit cards loans	408.1	466.3	497.4	558.3	603.4
Interest on financial leases	20.3	19.7	18.6	17.7	18.8
Interest on other loans	1,468.7	1,493.4	1,567.1	1,743.2	1,880.9
Net Income from government & private securities (1)	271.0	567.2	761.1	374.9	1,105.4
Interest on other receivables from financial interm.	0.9	0.7	0.5	1.4	1.3
Income from Guaranteed Loans - Decree 1387/01	20.3	6.3	6.7	6.9	7.1
CER adjustment	36.9	19.6	11.6	10.2	9.3
CVS adjustment	0.3	0.1	0.1	0.2	0.0
Difference in quoted prices of gold and foreign currency	678.9	35.1	82.0	31.6	77.7
Other	220.0	49.6	52.5	36.8	41.2
Total financial income	3,916.3	3,470.7	3,752.8	3,542.8	4,568.4

(1) Net Income from government & private securities
LEBAC / NOBAC	141.7	461.3	566.7	506.7	353.1
Other	129.3	105.9	194.4	-131.8	752.3
Total	271.0	567.2	761.1	374.9	1,105.4

The Bank’s 1Q15 financial expense totaled Ps.1.9 billion, increasing by 7% (Ps.123.6 million) compared to the previous quarter and increasing by 29% (Ps.420.8 million) compared to 1Q14.

In 1Q15, interest on deposits represented 75% of the Bank’s total financial expense. Interest on deposits increased 6% or Ps.76.9 million QoQ due to an increase of the average time deposit rates of 100bp and an increase of 4% of average volume of deposits. On a yearly basis, interest on deposits grew 24% or Ps.273.9 million.

Other financial expense grew 15% or Ps.41.4 million QoQ mainly due to higher gross income tax and 28% or Ps.68.9 million YoY.

4

1Q15 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Interest on checking accounts	0.1	0.2	0.2	0.0	0.0
Interest on saving accounts	11.1	12.1	12.5	13.6	14.1
Interest on time deposits	1,120.4	1,421.5	1,280.3	1,315.0	1,391.4
Interest on interfinancing received loans	0.0	0.0	0.3	0.9	3.1
Interest on subordinated bonds	29.2	29.1	30.6	31.5	31.9
Other Interest	0.8	0.8	0.8	0.7	0.7
Interest on other liabilities from fin intermediation	22.1	23.3	24.1	22.2	22.4
CER adjustment	3.2	2.8	1.7	1.5	1.2
Contribution to Deposit Guarantee Fund	19.0	20.2	21.6	90.2	93.0
Other	247.0	238.5	258.9	274.5	315.9
Total financial expense	1,452.9	1,748.5	1,631.0	1,750.1	1,873.7

As of 1Q15, the Bank’s net interest margin was 20.8%, wider than the 15.7% posted in 4Q14 and in 1Q14. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.9% in 1Q15, still larger than the 14.7% posted in 4Q14 and the 15% posted in 1Q14.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	I14		II14		III14		IV14		I15
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	5,947.2	14.8%	11,524.7	18.4%	13,004.5	21.2%	11,517.9	19.8%	9,944.3	33.5%
Loans	39,178.0	28.4%	38,908.0	29.0%	39,220.9	28.9%	41,796.5	29.4%	45,633.1	29.7%
Private Sector	38,551.6	28.0%	38,275.2	29.0%	38,613.0	29.0%	41,219.3	29.5%	45,088.3	29.8%
Public Sector	626.4	51.9%	632.8	32.0%	607.9	25.4%	577.2	22.0%	544.8	20.5%
Financial trusts	538.9	32.0%	393.8	26.3%	364.7	24.5%	227.8	36.2%	225.7	23.5%
Other interest-earning assets	3,197.0	10.1%	2,664.5	11.5%	2,228.3	14.2%	2,773.0	-26.0%	3,125.3	40.7%
Total interest-earning assets	48,861.1	25.6%	53,491.0	25.9%	54,818.4	26.5%	56,315.2	24.7%	58,928.4	30.9%

Non interest-earning assets	14,196.8		14,876.5		15,478.6		16,866.7		17,046.2
Total Average Assets	63,057.9		68,367.5		70,297.0		73,181.9		75,974.6

Interest-bearing liabilities
Checking accounts (*)	1,083.2	0.1%	1,546.6	0.0%	1,413.1	0.1%	1,397.1	0.0%	1,426.2	0.0%
Saving accounts (*)	7,384.4	0.6%	7,484.6	0.7%	8,458.2	0.6%	9,030.4	0.6%	9,796.6	0.6%
Time deposits (*)	23,617.4	19.2%	25,912.7	22.0%	26,107.6	19.5%	26,524.6	19.7%	27,231.9	20.7%
Corporate Bonds	1,950.2	9.8%	2,065.3	9.2%	2,127.3	9.2%	2,183.1	9.3%	2,227.6	9.4%
BCRA	17.0	8.8%	15.7	8.8%	14.3	8.8%	13.2	8.5%	11.5	8.6%
Other interest-bearing liabilities	405.5	6.7%	487.0	6.5%	625.4	7.1%	186.1	16.1%	209.5	15.2%
Total interest-bearing liabilities	34,457.7	14.0%	37,511.9	15.9%	38,745.9	13.9%	39,334.5	14.0%	40,903.3	14.5%

Non interest-bearing liabilities
Demand deposits (*)	13,929.2		15,361.2		17,373.9		18,462.5		19,156.9
Other non interest-bearing libilities	14,671.0		15,494.4		14,177.2		15,385.0		15,914.4
Total non interest-bearing liabilities	28,600.2		30,855.6		31,551.1		33,847.4		35,071.3

Total Average Liabilities	63,057.9		68,367.5		70,297.0		73,181.9		75,974.6

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 1Q15, Banco Macro’s net fee income totaled Ps.968.9 million, 4% or Ps.38.7 million higher than 4Q14, and 28% or Ps.214.6 million higher than 1Q14. This growth was mainly driven by fee charges on deposit accounts which increased 4% or Ps.31.8 million. On a yearly basis, fee charges on deposit accounts and debit and credit card fees, increased 25% and 41%, respectively.

5

1Q15 Earnings Release

NET FEE INCOME	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Fee charges on deposit accounts	622.2	678.0	750.9	747.9	779.7
Debit and credit card fees	239.5	267.8	296.7	343.7	336.6
Other fees related to foreign trade	14.6	16.2	17.3	19.0	18.5
Credit-related fees	17.2	20.2	26.0	28.7	21.0
Lease of safe-deposit boxes	19.2	20.5	22.0	22.5	22.0
Other	106.5	110.5	126.6	122.1	130.8
Total fee income	1,019.2	1,113.2	1,239.5	1,283.9	1,308.6

Total fee expense	264.9	285.2	311.9	353.7	339.7

Net fee income	754.3	828.0	927.6	930.2	968.9

In 1Q15 Banco Macro’s administrative expenses reached Ps.1.6 billion, 1% or Ps.21.3 million higher than the previous quarter mainly due to higher personnel expenses and other professional fees. Administrative expenses increased 30% or Ps.364.2 million YoY due to an increase in personnel expenses (mainly higher salaries) and other operating expenses.

Personnel expenses grew 2% or Ps.15.6 million QoQ, basically due to the net effect resulting from the provisions accounted for bonuses in the previous quarter, the new provisions accounted in this quarter for the payment of future salary increases and a one-time payment also accounted in this quarter. Personal expenses increased 36% or Ps.247.8 million compared to 1Q14.

As of March 2015, the accumulated efficiency ratio reached 43.3%, improving from the 47.7% posted in 4Q14. Administrative expenses grew 1% in 1Q15, while net financial income and net fee income grew 35% as a whole, evidencing an improvement in efficiency.

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Personnel expenses	697.7	743.1	820.1	929.9	945.5
Directors & statutory auditors´fees	71.2	58.7	11.7	21.8	52.0
Other professional fees	38.7	50.1	46.1	46.5	46.9
Advertising & publicity	21.0	26.8	31.8	48.8	37.8
Taxes	68.9	82.1	84.7	87.8	88.7
Depreciation of equipment	30.4	31.9	33.1	35.3	38.5
Amortization of organization costs	27.6	29.8	31.6	33.7	35.0
Other operating expenses	179.6	191.3	216.2	225.5	221.5
Other	87.5	100.4	121.3	136.2	120.9
Total Administrative Expenses	1,222.6	1,314.2	1,396.6	1,565.5	1,586.8

Total Employees	8,675	8,701	8,688	8,693	8,686
Branches	429	431	431	434	434
Efficiency ratio	38.0%	40.8%	43.4%	57.5%	43.3%

Accumulated efficiency ratio	38.0%	44.0%	44.6%	47.7%	43.3%

In 1Q15, the Bank’s net other loss totaled a loss of Ps.81.5 million, increasing such negative result 73% or Ps.34.5 million QoQ. This increase was based on the net effect resulting from lower total other income (mainly recovered loans and reversed allowances) of Ps.20.1 million and higher total other expenses for Ps.14.4 million.

6

1Q15 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Other Income
Penalty interest	12.6	14.3	20.1	13.8	15.2
Recovered loans and reversed allowances	20.6	32.8	29.5	43.6	25.8
Other	28.6	55.6	56.8	22.9	19.2
Total Other Income	61.8	102.7	106.4	80.3	60.2

Other Expense
Charges for other receivables uncollectibility and other allowances	12.7	14.2	7.5	8.3	12.5
Goodwill amortization	3.5	3.5	3.5	3.6	3.5
Other Expense	23.9	25.8	40.5	115.4	125.7
Total Other Expense	40.1	43.5	51.5	127.3	141.7

Net Other Income/Losses	21.7	59.2	54.9	-47.0	-81.5

In 1Q15, Banco Macro's effective income tax rate was 37.6%, compared to 36.9% in 1Q14.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.48.1 billion, increasing 9% or Ps.3.8 billion QoQ and 20% or Ps.8.0 billion YoY.

Within commercial loans, growth was driven by overdrafts and pledge loans (mainly productive investments loans), which grew 67% and 4% QoQ, respectively.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 7% and 6% QoQ, respectively.

Within financing to the private sector, productive investments loans reached Ps.4.9 billion in 1Q15, representing 10% of the total financing to the private sector.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	I14	II14	III14	IV14	I15	Quarterly	Annualy

Overdrafts	4,622.5	4,692.4	5,152.0	3,385.6	5,670.1	67%	23%
Discounted documents	4,333.9	4,061.4	4,144.3	4,627.4	4,633.9	0%	7%
Mortgages loans	2,292.1	2,319.5	2,361.4	2,466.1	2,401.3	-3%	5%
Pledges loans	1,416.5	1,513.3	1,688.3	1,857.1	1,924.2	4%	36%
Personal loans	13,875.1	14,051.5	15,040.5	16,120.9	17,243.9	7%	24%
Credit Card loans	7,157.5	7,298.7	7,447.4	9,189.5	9,702.8	6%	36%
Others	5,260.8	5,035.0	5,235.0	5,835.2	5,637.3	-3%	7%
Total loan portfolio	38,958.4	38,971.8	41,068.9	43,481.8	47,213.5	9%	21%
Financial trusts	771.0	563.9	516.6	413.4	500.6	21%	-35%
Leasing	379.2	376.2	360.6	383.7	391.5	2%	3%
Total financing to the private sector	40,108.6	39,911.9	41,946.1	44,278.9	48,105.6	9%	20%

7

1Q15 Earnings Release

Public Sector Assets

In 1Q15, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.4%, lower than the 4.7% posted in 4Q14 and higher than the 3.7% posted in 1Q14.

In 1Q15, government securities increased 33%, from which 75% are LEBAC/NOBAC from BCRA.

The Bank’s exposure to the public sector remained below the Argentine system’s average (9%).

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

LEBAC / NOBAC B.C.R.A.	5,053.0	7,881.6	9,284.0	5,696.8	8,531.5
Other	1,660.6	2,227.7	2,726.2	2,873.8	2,894.9
Government securities	6,713.6	10,109.3	12,010.2	8,570.6	11,426.4
Guaranteed loans	363.5	383.8	396.4	407.7	418.0
Provincial loans	329.8	288.4	242.5	196.7	152.3
Government securities loans	0.0	0.0	1.5	0.0	0.0
Loans	693.3	672.2	640.4	604.4	570.3
Purchase of government bonds	23.1	23.4	24.0	24.2	24.7
Other receivables	23.1	23.4	24.0	24.2	24.7

TOTAL PUBLIC SECTOR ASSETS	7,430.0	10,804.9	12,674.6	9,199.2	12,021.4

TOTAL PUBLIC SECTOR LIABILITIES	44.5	43.3	42.1	40.4	38.4

Net exposure	7,385.5	10,761.6	12,632.5	9,158.8	11,983.0

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	2,377.0	2,923.3	3,390.6	3,502.4	3,489.9

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	3.7%	4.2%	4.7%	4.7%	4.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	3.6%	4.2%	4.6%	4.6%	4.3%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.58.4 billion in 1Q15, growing 7% or Ps.3.7 billion QoQ and 24% or Ps.11.5 billion YoY and representing 85% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 8% or Ps.3.5 billion while public sector deposits grew 2% or Ps.141.9 million. Within private sector deposits, a slight increase of Ps.53 million in foreign currency deposits was observed, while peso deposits increased 8% or Ps.3.5 billion.

The increase in private sector deposits was led by time deposits, which grew 14% or Ps.3.1 billion QoQ. In addition, transactional deposits decreased 1% or Ps.170.5 million QoQ.

8

1Q15 Earnings Release

DEPOSITS	MACRO consolidated					Variation
In MILLION $	I14	II14	III14	IV14	I15	Quarterly	Annualy

Public sector	7,529.2	9,203.6	10,178.9	8,570.1	8,712.0	2%	16%

Financial sector	25.2	27.6	29.2	38.7	30.1	-22%	19%

Private sector	39,359.4	42,047.1	42,943.4	46,107.8	49,655.8	8%	26%
Checking accounts	8,607.3	10,003.8	10,419.5	11,896.3	12,047.9	1%	40%
Savings accounts	7,954.8	9,467.0	9,262.1	11,013.9	10,691.8	-3%	34%
Time deposits	21,306.7	20,933.1	21,574.6	21,510.8	24,610.8	14%	16%
Other	1,490.6	1,643.2	1,687.2	1,686.8	2,305.3	37%	55%
Total	46,913.8	51,278.3	53,151.5	54,716.6	58,397.9	7%	24%

Other sources of funds

In 1Q15, the total amount of other sources of funds increased 9% or Ps.1.3 billion compared to 4Q14, as a result of a 10% increase in the shareholder’s equity (totaling Ps.1.1 billion) and an increase in financing received from Argentine financial institutions (Ps.122.9 million).

OTHER FUNDING	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Central Bank of Argentina	22.3	22.8	18.8	17.0	16.1
Banks and international institutions	308.2	421.2	211.9	88.3	39.2
Financing received from Argentine financial institutions	65.1	58.9	66.5	53.2	176.1
Subordinated corporate bonds	1,235.0	1,223.9	1,304.7	1,287.3	1,359.9
Non-subordinated corporate bonds	864.3	895.7	913.1	942.1	951.7
Shareholders´ equity	9,813.8	9,931.2	10,916.8	11,491.8	12,606.1
Total other Funding	12,308.6	12,553.7	13,431.8	13,879.7	15,149.1

As of March 2015 Banco Macro’s consolidated average cost of funds reached 9.9%. Banco Macro’s transactional deposits represented approximately 46% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 1Q15, the Bank’s liquid assets amounted to Ps.23.1 billion, showing an increase of 4% or Ps.892.5 million QoQ and an increase of 22% or Ps.4.2 billion on a yearly basis.

In 1Q15, Banco Macro experienced an increase in Reverse Repos from Lebac/Nobac and as well as in LEBAC/NOBAC own portfolio of 401% and 54% QoQ, respectively, which was partially offset by a 23% decrease in Cash.

In 1Q15 Banco Macro’s liquid assets to total deposits ratio reached 39.5%.

9

1Q15 Earnings Release

LIQUID ASSETS	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Cash	9,434.9	9,993.0	12,175.9	15,434.2	11,808.7
Guarantees for compensating chambers	614.3	629.0	668.0	810.9	932.4
Call	256.0	778.0	333.4	105.0	391.0
Reverse repos from other securities	221.0	102.4	277.7	117.9	80.2
Reverse repos from LEBAC/NOBAC	3,433.2	3,543.0	436.5	307.5	1,541.9
LEBAC / NOBAC own portfolio	4,948.4	7,682.6	8,984.5	5,422.4	8,336.2
Total	18,907.8	22,728.0	22,876.0	22,197.9	23,090.4

Liquid assets to total deposits	40.3%	44.3%	43.0%	40.6%	39.5%

Solvency

Banco Macro continued showing high solvency levels in 1Q15 with an integrated capital (RPC) of Ps.12.4 billion over a total capital requirement of Ps.6.2 billion. Banco Macro´s excess capital in 1Q15 was 101% or Ps.6.2 billion.

As of January 2014, total capital requirement is fully based on BCRA “Communication “A” 5369 methodology.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 23.6% in 1Q15, above the minimum required by the Central Bank.

Within the bank´s policy to protect the bank´s shareholder´s equity, Banco Macro decided to create portfolio of a publicly traded share.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Credit risk requirement	3,490.1	3,516.8	3,609.7	3,991.7	4,336.5
Market risk requirement	148.6	212.1	270.0	388.1	452.2
Operational risk requirement	1,041.2	1,113.5	1,201.4	1,278.0	1,370.8
Interest rate risk requirement	0.0	0.0	0.0	0.0	0.0
Total capital requirement	4,679.8	4,842.4	5,081.1	5,657.9	6,159.5

Ordinary Capital Level 1 (COn1)	9,220.6	9,531.4	10,421.0	11,204.3	12,048.9
Deductible concepts COn1	-375.7	-395.0	-407.3	-432.0	-446.7
Aditional Capital Level 1 (CAn1)	366.8	366.8	366.8	366.8	321.0
Capital level 2 (COn2)	392.9	392.3	414.9	441.5	476.7
Integrated capital - RPC (*) (i)	9,604.6	9,895.5	10,795.4	11,580.7	12,399.9

Risk-weighted assets - RWA (ii)	42,317.5	42,628.6	43,773.5	48,208.1	52,449.0

Excess capital	4,924.8	5,053.2	5,714.3	5,922.8	6,240.4

Capitalization ratio [(i)/(ii)]	22.7%	23.2%	24.7%	24.0%	23.6%

Ratio TIER 1	21.8%	22.3%	23.7%	23.1%	22.7%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

10

1Q15 Earnings Release

Asset Quality

In 1Q15, Banco Macro’s non-performing to total financing ratio reached a level of 1.92% similar to the one posted in 4Q14.

The coverage ratio reached 131.94% in 1Q15.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Commercial portfolio	16,933.1	17,384.5	16,923.7	16,310.1	18,780.0
Non-performing	300.7	298.6	235.0	330.3	388.6
Consumer portfolio	24,854.6	24,965.4	27,063.3	30,150.2	31,783.4
Non-performing	484.1	556.6	580.8	560.2	580.4
Total portfolio	41,787.7	42,349.9	43,987.0	46,460.3	50,563.4
Non-performing	784.8	855.2	815.8	890.5	969.0
Total non-performing/ Total portfolio	1.88%	2.02%	1.85%	1.92%	1.92%
Total allowances	1,076.8	1,138.0	1,131.4	1,205.0	1,278.5
Coverage ratio w/allowances	137.21%	133.07%	138.69%	135.32%	131.94%

11

1Q15 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

CER adjustable ASSETS
Guaranteed loans	350.3	369.6	381.0	391.1	400.3
Private sector loans	4.5	3.9	3.3	2.8	2.2
Other loans	0.3	0.2	0.2	0.2	0.3
Loans	355.1	373.7	384.5	394.1	402.8
Other receivables	2.3	1.8	1.3	1.0	0.8
Total CER adjustable assets	357.4	375.5	385.8	395.1	403.6

CER adjustable LIABILITIES
Deposits	0.3	0.3	0.3	0.0	0.3
Other liabilities from financial intermediation	43.2	43.2	42.0	40.3	38.3
Total CER adjustable liabilities	43.5	43.5	42.3	40.3	38.6

NET CER EXPOSURE	313.9	332.0	343.5	354.8	365.0

FOREIGN CURRENCY POSITION	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15

Cash	4,609.1	5,264.7	5,817.3	5,804.4	5,201.4
Government and private securities	1,392.8	1,828.0	1,486.9	1,454.5	2,316.7
Loans	2,435.3	2,428.7	2,048.8	1,939.3	2,002.4
Other receivables from financial intermediation	917.6	552.5	690.2	449.2	659.7
Other assets	83.0	93.3	85.7	89.5	103.9
Total Assets	9,437.8	10,167.2	10,128.9	9,736.9	10,284.1
Deposits	4,350.1	4,863.9	4,858.2	4,652.3	4,672.1
Other liabilities from financial intermediation	1,372.0	1,437.1	1,043.8	718.7	879.3
Non-subordinated corporate bonds	864.3	895.7	913.1	942.1	951.7
Subordinated corporate bonds	1,235.0	1,223.9	1,304.7	1,287.3	1,359.9
Other liabilities	-63.2	10.5	5.8	5.5	2.7
Total Liabilities	7,758.2	8,431.1	8,125.6	7,605.9	7,865.7

NET FX POSITION	1,679.6	1,736.1	2,003.3	2,131.0	2,418.4

12

1Q15 Earnings Release

Relevant and Recent Events

•	As of March 2015, Banco Macro satisfactorily extended 30% of the loans regarding the productive investment program assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5681 and it´s modifications.

•	On April 23th 2015, the Shareholders' Meeting resolved to distribute as cash dividend to the Shareholders up to the amount of Ps.596,254,288.56, which amount represents Ps.1.02 per outstanding share. The above mentioned Shareholders' Meeting further authorized the Board of Directors to make available to the Shareholders the cash dividend in proportion to their shareholdings upon receipt of the relevant authorization from the Central Bank (BCRA).

Up to date, the BCRA has yet not pronounced it´s decision regarding this matter.

•	According to Communication “A” 5689, the Bank must account provisions for administrative and/or disciplinary sanctions, which are applied or initiated by BCRA, UIF and CNV. Such provisions totaled Ps.11.4 million as of 1Q15 and were imposed by UIF. These sanctions have still not been paid, since they are under appeal.

13

1Q15 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15
ASSETS	68,241.1	72,858.7	72,730.3	74,995.6	81,641.8
Cash	9,434.9	9,993.0	12,175.9	15,434.2	11,808.7
Government and Private Securities	10,930.3	14,842.0	13,436.0	10,312.5	14,745.5
-LEBAC/NOBAC	8,381.6	11,225.6	9,421.0	5,729.9	9,878.1
-Other	2,548.7	3,616.4	4,015.0	4,582.6	4,867.4
Loans	39,507.8	39,916.8	41,586.7	43,740.3	47,704.6
to the non-financial government sector	693.3	672.5	639.5	604.4	570.3
to the financial sector	295.4	804.3	401.7	213.9	483.4
to the non-financial private sector and foreign residents	39,573.5	39,553.6	41,659.4	44,108.1	47,909.6
-Overdrafts	4,622.5	4,692.4	5,152.0	3,385.6	5,670.1
-Documents	4,333.9	4,061.4	4,144.3	4,627.4	4,633.9
-Mortgage loans	2,292.1	2,319.5	2,361.4	2,466.1	2,401.3
-Pledge loans	1,416.5	1,513.3	1,688.3	1,857.1	1,924.2
-Personal loans	13,875.1	14,051.5	15,040.5	16,120.9	17,243.9
-Credit cards	7,157.5	7,298.7	7,447.4	9,189.5	9,702.8
-Other	5,260.8	5,035.0	5,235.0	5,835.2	5,637.3
-Accrued interest, adjustments, price differences receivables and unearned discount	615.1	581.8	590.5	626.3	696.1
Allowances	-1,054.4	-1,113.6	-1,113.9	-1,186.1	-1,258.7
Other receivables from financial intermediation	5,923.2	5,502.0	2,659.0	2,349.1	3,990.5
Receivables from financial leases	380.2	376.5	361.5	384.4	393.0
Investments in other companies	13.7	13.6	11.1	11.2	11.3
Other receivables	453.3	513.5	545.8	605.4	639.4
Other assets	1,597.8	1,701.4	1,954.3	2,158.5	2,348.8
LIABILITIES	58,427.3	62,927.5	61,813.5	63,503.8	69,035.7
Deposits	46,913.8	51,278.3	53,151.5	54,716.6	58,397.9
From the non-financial government sector	7,529.2	9,203.6	10,178.9	8,570.1	8,712.0
From the financial sector	25.2	27.6	29.2	38.7	30.1
From the non-financial private sector and foreign residents	39,359.4	42,047.1	42,943.4	46,107.8	49,655.8
-Checking accounts	8,607.3	10,003.8	10,419.5	11,896.3	12,047.9
-Savings accounts	7,954.8	9,467.0	9,262.1	11,013.9	10,691.8
-Time deposits	21,306.7	20,933.1	21,574.6	21,510.8	24,610.8
-Other	1,490.6	1,643.2	1,687.2	1,686.8	2,305.3
Other liabilities from financial intermediation	8,114.2	8,306.5	5,350.4	5,356.7	6,660.2
Subordinated corporate bonds	1,235.0	1,223.9	1,304.7	1,287.3	1,359.9
Other liabilities	2,164.3	2,118.9	2,006.9	2,143.2	2,617.7
SHAREHOLDERS' EQUITY	9,813.8	9,931.2	10,916.8	11,491.8	12,606.1

LIABILITIES + SHAREHOLDERS' EQUITY	68,241.1	72,858.7	72,730.3	74,995.6	81,641.8

14

1Q15 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	I14	II14	III14	IV14	I15
Financial income	3,916.3	3,470.7	3,752.8	3,542.8	4,568.4
Interest on cash and due from banks	0.1	0.0	0.0	0.0	0.0
Interest on loans to the financial sector	13.2	28.5	10.0	12.6	20.0
Interest on overdrafts	351.7	352.2	340.9	293.4	350.2
Interest on documents	248.0	244.0	216.2	252.2	248.9
Interest on mortgage loans	115.7	123.5	120.3	123.6	120.6
Interest on pledge loans	62.2	64.5	67.8	79.8	83.6
Interest on credit card loans	408.1	466.3	497.4	558.3	603.4
Interest on financial leases	20.3	19.7	18.6	17.7	18.8
Interest on other loans	1,468.7	1,493.4	1,567.1	1,743.2	1,880.9
Income from government & private securities, net	271.0	567.2	761.1	374.9	1,105.4
Interest on other receivables from fin. intermediation	0.9	0.7	0.5	1.4	1.3
Income from Guaranteed Loans - Decree 1387/01	20.3	6.3	6.7	6.9	7.1
CER adjustment	36.9	19.6	11.6	10.2	9.3
CVS adjustment	0.3	0.1	0.1	0.2	0.0
Difference in quoted prices of gold and foreign currency	678.9	35.1	82.0	31.6	77.7
Other	220.0	49.6	52.5	36.8	41.2
Financial expense	-1,452.9	-1,748.5	-1,631.0	-1,750.1	-1,873.7
Interest on checking accounts	-0.1	-0.2	-0.2	0.0	0.0
Interest on saving accounts	-11.1	-12.1	-12.5	-13.6	-14.1
Interest on time deposits	-1,120.4	-1,421.5	-1,280.3	-1,315.0	-1,391.4
Interest on interfinancing received loans	0.0	0.0	-0.3	-0.9	-3.1
Interest on subordinated bonds	-29.2	-29.1	-30.6	-31.5	-31.9
Other Interest	-0.8	-0.8	-0.8	-0.7	-0.7
Interests on other liabilities from fin. intermediation	-22.1	-23.3	-24.1	-22.2	-22.4
CER adjustment	-3.2	-2.8	-1.7	-1.5	-1.2
Contribution to Deposit Guarantee Fund	-19.0	-20.2	-21.6	-90.2	-93.0
Other	-247.0	-238.5	-258.9	-274.5	-315.9
Net financial income	2,463.4	1,722.2	2,121.8	1,792.7	2,694.7
Provision for loan losses	-131.3	-167.7	-151.5	-214.4	-201.7

Fee income	1,019.2	1,113.2	1,239.5	1,283.9	1,308.6
Fee expense	-264.9	-285.2	-311.9	-353.7	-339.7
Net fee income	754.3	828.0	927.6	930.2	968.9

Administrative expenses	-1,222.6	-1,314.2	-1,396.6	-1,565.5	-1,586.8
Minority interest in subsidiaries	-6.8	-5.3	-5.9	-5.5	-7.7
Net other income	21.7	59.2	54.9	-47.0	-81.5
Earnings before income tax	1,878.7	1,122.1	1,550.3	890.6	1,785.9
Income tax	-692.4	-389.4	-564.8	-315.6	-671.7

Net income	1,186.3	732.7	985.5	575.0	1,114.2

15

1Q15 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	I14	II14	III14	IV14	I15
Profitability & performance
Net interest margin (1)	15.7%	14.7%	16.7%	15.0%	20.8%
Net interest margin adjusted (2)	15.0%	13.3%	14.7%	15.5%	15.9%
Net fee income ratio	23.4%	32.5%	30.4%	34.2%	26.4%
Efficiency ratio	38.0%	51.5%	45.8%	57.5%	43.3%
Net fee income as a percentage of adm expenses	61.7%	63.0%	66.4%	59.4%	61.1%
Return on average assets	7.6%	4.3%	5.6%	3.1%	5.9%
Return on average equity	50.4%	28.8%	37.0%	20.1%	36.6%
Liquidity
Loans as a percentage of total deposits	86.5%	80.0%	80.3%	82.1%	83.8%
Liquid assets as a percentage of total deposits	40.3%	44.3%	43.0%	40.6%	39.5%
Capital
Total equity as a percentage of total assets	14.4%	13.6%	15.0%	15.3%	15.4%
Regulatory capital as a percentage of risk weighted assets	22.7%	23.2%	24.7%	24.0%	23.6%
Asset Quality
Allowances over total loans	2.6%	2.7%	2.6%	2.6%	2.6%
Non-performing financing as a percentage of total financing	1.9%	2.0%	1.9%	1.9%	1.9%
Allowances as a percentage of non-performing financing	137.2%	133.1%	138.7%	135.3%	131.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	I14	II14	III14	IV14	I15
Profitability & performance
Net interest margin (1)	15.7%	15.2%	15.7%	15.7%	20.8%
Net interest margin adjusted (2)	15.0%	14.2%	14.3%	14.7%	15.9%
Net fee income ratio	23.4%	27.4%	28.5%	29.8%	26.4%
Efficiency ratio	38.0%	44.0%	44.6%	47.7%	43.3%
Net fee income as a percentage of adm expenses	61.7%	62.4%	63.8%	62.6%	61.1%
Return on average assets	7.6%	5.9%	5.8%	5.1%	5.9%
Return on average equity	50.4%	39.2%	38.4%	33.4%	36.6%
Liquidity
Loans as a percentage of total deposits	86.5%	80.0%	80.3%	82.1%	83.8%
Liquid assets as a percentage of total deposits	40.3%	44.3%	43.0%	40.6%	39.5%
Capital
Total equity as a percentage of total assets	14.4%	13.6%	15.0%	15.3%	15.4%
Regulatory capital as a percentage of risk weighted assets	22.7%	23.2%	24.7%	24.0%	23.6%
Asset Quality
Allowances over total loans	2.6%	2.7%	2.6%	2.6%	2.6%
Non-performing financing as a percentage of total financing	1.9%	2.0%	1.9%	1.9%	1.9%
Allowances as a percentage of non-performing financing	137.2%	133.1%	138.7%	135.3%	131.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government securities and guaranteed loans

16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 11, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director